May 27, 2011

VIA FACSIMILE AND EDGAR

Anne Nguyen Parker
Branch Chief
US Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549-4628
USA

Dear Anne Nguyen Parker:

RE: BONTAN CORPORATION INC. – Amendment # 5 to Registration Statement on Form F-1 (file # 333-164935)

We refer to your letter of December 14, 2010.

We have now filed Amendment # 5 to the Registration Statement on Form F-1 on EDGAR.

Our responses to your review comments are as follows in the same order:

1.
The Joint Operating Agreement with Geoglobal Resources (India) Inc. for the Myra and Sara licenses were dated October 6, 2010 and were finally signed by all the parties by November 7, 2010. A signed copy of JOA for the Myra license is included in Amendment #5 as exhibit 10.10. Because the JOA for the Sara license is an exact replica of the JOA for the Myra license, we have not filed it. There has not been any revised shareholders agreement. However, several lawsuits have begun relating to the existing shareholders agreement. These are detailed in the amendment # 5.

2.	We have updated the financial details up to and as at December 31, 2010. Financial statements as of that date are included in amendment # 5.
3.	Risk factor now clarified in amendment # 5.
4.
The proposed transaction with Shaldieli has not yet been consummated. Shaldieli has postponed its shareholders meeting to approve the transaction for an indefinite period of time. We have filed lawsuits in Israeli courts seeking declaratory remedies and a permanent injunction against the Shaldieli transaction to protect our indirect working interest in the licenses. These matters are explained in amendment # 5.

5.	Details of various legal actions taken to date against Mr. Cooper and his company and IPC Cayman are explained in amendment # 5.

6.
The complete details of the Shaldieli transactions are not known to us. Despite our repeated request for such information, Mr. Cooper /IPC Cayman refused to provide it. However, Shaldieli published a Transaction Report (equivalent to a prospectus) as part of its reports to the Israeli Stock Exchange on December 11, 2010, We have been not been provided with copies of communication that Shaldieli might have had with Israel Securities Authority as a result of its filing of the Transaction Report and are therefore not aware of issues raised, if any by the

Israel Securities Authority. However, Shaldieli has reported that the shareholders’ meeting to approve the transaction did not take place due to Israel Securities Authority demands and has postponed the shareholders’ meeting for an indefinite period of time. This is also explained in amendment # 5.
7.	Last column showing the total compensation is now provided in amendment # 5.

Please contact the undersigned for any further information in the matter.

Sincerely,

/s/ Kam Shah
Kam Shah
Chief Executive Officer

C.C.           Jeffrey C. Robbins Esq,  Messerli & Kramer P.A.